October 14, 2004


VIA EDGAR
---------
Laura Hatch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:    The Gabelli Utility Trust (the "Fund")
                --------------------------------------

Dear Ms. Hatch:

         Pursuant to your letter dated September 30, 2004 concerning the Fund's Registration Statement on Form N-2 (No. 333-118701 and 811-09243) (the "Registration Statement"), the Fund hereby acknowledges the following:

             The disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             The Fund further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                            [signature page follows]

                                                 Very truly yours,




                                                 The Gabelli Utility Trust



                                                 By:      /s/ Bruce Alpert
                                                     -------------------------
                                                      Name:   Bruce Alpert
                                                      Title:  President